Page 1 of 5 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           TECUMSEH PRODUCTS COMPANY
                               (Name of Issuer)

                     Class B Common Stock, $1.00 Par Value
                        (Title of Class of Securities)

                                  878895 10 1
                                (CUSIP Number)


     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

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                                                             Page 2 of 5 Pages


CUSIP No. 878895 10 1
------------------------------------------------------------------------------

(1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons

         Kenneth G. Herrick/S.S. No. ###-##-####
------------------------------------------------------------------------------

(2)      Check the Appropriate Row if a Member of a Group  (See Instructions)
         (a)
         (b)   X
------------------------------------------------------------------------------

(3)      SEC Use Only

------------------------------------------------------------------------------

(4)      Citizenship or Place of Organization

         United States of America
------------------------------------------------------------------------------

                              (5)      Sole Voting Power: 0
Number of Shares              ------------------------------------------------
Beneficially
Owned by Each                 (6)      Shared Voting Power: 2,328,188
Reporting Person              ------------------------------------------------
With
                              (7)      Sole Dispositive Power: 0
                              ------------------------------------------------

                              (8)      Shared Dispositive Power: 2,328,188
------------------------------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

         888,113
------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         X
------------------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)

         16.2%
------------------------------------------------------------------------------

(12)     Type of Reporting Person  (See Instructions)

         IN
------------------------------------------------------------------------------

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                                                             Page 3 of 5 Pages


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


Item 1(a).  Name of Issuer.

         Tecumseh Products Company

Item 1(b).  Address of Issuer's Principal Executive Offices.

         100 East Patterson Street
         Tecumseh, Michigan 49286

Item 2(a).  Name of Person Filing.

         Kenneth G. Herrick

Item 2(b).  Address of Principal Business Office.

         c/o Tecumseh Products Company
         100 East Patterson Street
         Tecumseh, Michigan 49286

Item 2(c).  Citizenship.

         United States of America

Item 2(d).  Title of Class of Securities.

         Class B Common Stock, $1.00 par value

Item 2(e).  CUSIP Number.

         878895 10 1

Item 3.  (not applicable)

Item 4.  Ownership.

         (a)      Amount beneficially owned: 888,113 shares.  [Note:
                  Consists of 888,113 shares (the "Herrick Trust
                  Shares") owned by trusts for the benefit of the reporting person and his descendants (the "Herrick Trusts"), of which the reporting person is one of the trustees.
                  Does not include any of the following shares
                  (collectively, the "Other Shares"), beneficial ownership of all of which is disclaimed by the reporting person pursuant to Rule 13d-4: (a) 1,367,525 shares (the "Herrick Foundation Shares") owned by
                  Herrick Foundation, of which the reporting person is an officer and a member of the Board of Trustees; and
                  (b) 72,550 shares (the "Howe Military School Shares") owned by Howe Military School, of which the reporting person is a member of the Board of Trustees.]

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                                                             Page 4 of 5 Pages


         (b) Percent of class: 16.2 percent. [Note: Represents the Herrick Trust Shares only. The Herrick Trust Shares and the Other Shares together constitute 42.6 percent of the class.]

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: none.

                 (ii)   Shared power to vote or to direct the vote:
                        2,328,188 shares. [Note: Consists of the Herrick Trust Shares and the Other Shares.]

                (iii)   Sole power to dispose or to direct the
                        disposition of: none.

                 (iv) Shared power to dispose or to direct the disposition of: 2,328,188 shares. [Note:
                        Consists of the Herrick Trust Shares and the Other Shares.]

Item 5.  Ownership of Five Percent or Less of a Class.

         (not applicable)

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         Each beneficiary of the Herrick Trusts is entitled to receive dividends from, or the proceeds from the sale of, the Herrick Trust Shares, but only if and to the extent that the trustees of the Herrick Trusts decide to distribute such dividends or proceeds to such beneficiary; accordingly, no such beneficiary has the right to receive such dividends or proceeds. The trustees of the Herrick Trusts have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Herrick Trust Shares; the current trustees are Comerica Bank, John W. Gelder, and the reporting person.

         Herrick Foundation has the right to receive dividends from, and the proceeds from the sale of, the Herrick Foundation Shares.

         Howe Military School has the right to receive dividends from, and the proceeds from the sale of, the Howe Military School Shares.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company.

         (not applicable)

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                                                             Page 5 of 5 Pages


Item 8.  Identification and Classification of Members of the
         Group.

         (not applicable)

Item 9.  Notice of Dissolution of Group.

         (not applicable)

Item 10. Certification.

         (not applicable)


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                      January 24, 1996
                                                 --------------------------
                                                           (Date)


                                                   /s/ Kenneth G. Herrick
                                                 --------------------------
                                                        (Signature)


                                                     Kenneth G. Herrick
                                                 --------------------------
                                                           (Name)